

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 7, 2016

<u>Via E-mail</u>
Mr. Gregory B. Willis
Chief Financial Officer
Air Lease Corp
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re: Air Lease Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-35121**

Dear Mr. Willis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business</u>

<u>Aircraft Acquisition Strategy, page 7</u>

1.   We note your disclosure that you look to supplement your order pipeline with opportunistic purchases of aircraft in the secondary market. Please address the following:

- Tell us and disclose the amount of used aircraft you acquired during each period presented.

- Tell us whether any aircraft you acquired in the secondary market were on-lease at the time of acquisition and, if so, tell us and disclose the number of such aircraft.

- To the extent you acquire used aircraft with leases in-place, tell us and disclose your accounting policy for acquired maintenance rights assets/liabilities, both at the date of acquisition and post-acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2015, page 49

2.   We note here and elsewhere in your exchange act filings, you present Non-GAAP financial measures that you identify as "Adjusted net income", "Adjusted diluted earnings per share", and "Adjusted net margin" that add-back income tax expense in their determinations. Please explain to us why you add-back income tax expense in your calculations of these Non-GAAP financial measures, including what information you are trying to convey to investors and why you believe these measures are useful.

Critical Accounting Policies

Lease Revenue, page 54

3.   We note your accounting policy disclosure regarding the recognition of maintenance reserves revenue, whereby you recognize revenue when you determine that a "Qualifying Event" will occur outside the non-cancellable lease term. Please tell us how your accounting policy for maintenance reserves revenue recognition contemplates and addresses extensions to existing lease agreements with aircraft lessees.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staff Accountants, Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction